SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SIX HUNDRED SIXTY-SEVENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

We hereby certify, for due purposes, that the Eletrobras Board of Directors held a meeting at the Company’s main office at Av. Presidente Vargas nº 409 – 13º andar, Rio de Janeiro – RJ, on June 21, 2013 at 9 a.m. Absent due to vacation, duly justified, the Director MAURÍCIO MUNIZ BARRETTO DE CARVALHO. MÁRCIO PEREIRA ZIMMERMANN chaired the meeting and the following members were present JOSÉ DA COSTA CARVALHO NETO, WAGNER BITTENCOURT DE OLIVEIRA, LINDEMBERG DE LIMA BEZERRA, THADEU FIGUEIREDO ROCHA, JOÃO ANTONIO LIAN e MARCELO GASPARINO DA SILVA. The Director JOSÉ ANTONIO CORRÊA COIMBRA took part of the meeting at the Ministry of Mines and Energy, by video conferencing device. DECISION: DEL-047/2013. CEA - approve the signing of the Shareholders Agreement between Eletrobras and the State of Amapá. RES-396, dated 06.06.2013, condition the signing of the agreement to the favourable opinion of the Ministry of Finance, pursuant to art. Second, Decree No. 1.091/94, the approval by ANEEL of the shared management of CEA, in accordance with art. 5th, of ANEEL Resolution No 484/2012 and by the CADE, pursuant to art. 88 of Law 12.529/2011. DEL-048/2013. CERR  - approve the signing of the Shareholders Agreement between Eletrobras and the State of Roraima. RES-398, dated 06.06.2013, condition the signing of the agreement to the favourable opinion of the Ministry of Finance, pursuant to art. Second, Decree No. 1.091/94, the approval by ANEEL of the shared management of CERR, in accordance with art. 5th, of ANEEL Resolution No 484/2012 and by the CADE, pursuant to art. 88 of Law 12.529/2011. Nothing more to be discussed, this certificate was issued and duly read and approved, and undersigned by me, Afrânio Alencar Matos Fº, Secretary General of the Board, who wrote it. The remaining deliberations approved in this meeting were omitted from these drafts, as they are Corporate business, supported by the duty of secrecy of the Administration, in accordance to Article 155 of Law nº 6.404”, therefore, not subject to the rules stated in the sole paragraph of the Article 142 of the mentioned Law.

Rio de Janeiro, June 21, 2013.

AFRÂNIO ALENCAR MATOS Fº
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.